UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For August 1, 2007

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant’s name into English)

Room B 7/Fl., No.132, Sec. 3

Min-Sheng East Road, Taipei, 105, Taiwan

Republic of China

—————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

Attached hereto as exhibits 99.1, 99.2 and 99.3 and incorporated by reference herein are press releases issued by the registrant on June 29, 2007, July 19, 2007 and July 31, 2007, respectively.

Exhibit 99.1	Press release, dated June 29, 2007, announcing the settlement of all shareholder disputes and a new investor becoming a 20% shareholder.
Exhibit 99.2	Press release, dated July 19, 2007, announcing the date of the 2007 Annual General Meeting.
Exhibit 99.3	Press release, dated July 31, 2007, announcing the revised record date for the 2007 Annual General Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By:	/s/ Yuan Chun Tang
Name: Yuan Chun Tang
Title: Chairman and Chief Executive Officer

Date: August 1, 2007

Exhibit Index

Exhibit 99.1	Press release, dated June 29, 2007, announcing the settlement of all shareholder disputes and a new investor becoming a 20% shareholder.
Exhibit 99.2	Press release, dated July 19, 2007, announcing the date of the 2007 Annual General Meeting.
Exhibit 99.3	Press release, dated July 31, 2007, announcing the revised record date for the 2007 Annual General Meeting.